Press Release

Ahold completes
acquisition of
Julius Meinl stores
in Czech Republic



Zaandam, The Netherlands, October 3, 2005 - Ahold today announced that it has successfully completed the acquisition of 56 stores in the Czech Republic from Julius Meinl a.s.

Ahold and Julius Meinl a.s., a Czech subsidiary of the Austrian holding company Julius Meinl International AG, announced the transaction on August 1, 2005. Closing of the transaction was subject to certain closing conditions, including anti-trust approval.



Ahold Press Office: +31 (0)75 659 5720


                                                                         2005038


[Graphic omitted]

www.ahold.com


                                  Page 1 of 1